SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE OF ACT OF 1934

For the month of March 31, 2002

DATAWAVE SYSTEMS INC.
101 West 5th Avenue
Vancouver, British Columbia
Canada V5Y 4A5

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicated by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

QUARTERLY AND YEAR END REPORT

FORM 51-901F

Schedules A

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED		DATE OF REPORT YY/MM//DD
DataWave Systems Inc.	March 31, 2002		02/06/14
ISSUER ADDRESS
101 West 5th Avenue
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUE TELEPHONE NO.
Vancouver, BC	V5Y 4A5	604.874.1503	604.874.1302
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Marc Belsky	CFO		604.709.5102
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mbelsky@datawave.ca	www.datawave.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM//DD
By: /s/ Josh Emanuel	Josh Emanuel	02/06/14
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM//DD
By: /s/ Marc Belsky	Marc Belsky	02/06/14

Auditors' Report and Consolidated Financial Statements of

DATAWAVE SYSTEMS INC.

March 31, 2002 and 2001

Auditors' Report

To the Shareholders of
DataWave Systems Inc.

We have audited the consolidated balance sheets of DataWave Systems Inc. as at March 31, 2002 and 2001 and the consolidated statements of operations and accumulated deficit and cash flows for each of the years in the three year period ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

With respect to the consolidated financial statements for the years ended March 31, 2002 and 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended March 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2002 in accordance with Canadian generally accepted accounting principles.

By: /s/ Deloitte & Touché LLP

Chartered Accountants
Vancouver, British Columbia
May 17, 2002

DATAWAVE SYSTEMS INC. Consolidated Balance Sheets (Expressed in United States Dollars)
	March 31,
ASSETS	2002	2001

CURRENT ASSETS
Cash and cash equivalents	$1,911,888	$2,462,033
Accounts receivable	1,249,585	764,717
Inventories	303,749	241,514
Prepaid expenses and deposits	547,831	134,634
Future income taxes (Note 10)	79,000	79,000
TOTAL CURRENT ASSETS	4,092,053	3,681,898
MACHINERY AND EQUIPMENT, NET (Note 5)	968,055	967,905
GOODWILL (Note 6)	1,721,200	-
OTHER INTANGIBLE ASSETS (Note 6)	518,000	-
TOTAL ASSETS	$7,299,308	$4,649,803

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$3,525,810	$2,254,560
Deferred revenue	786,357	-
TOTAL CURRENT LIABILITIES	4,312,167	2,254,560

COMMITMENTS AND CONTINGENCIES (Note 12)

SHAREHOLDERS' EQUITY

Common shares (Note 7)
Authorized 100,000,000 common shares, no par value
Issued 43,889,334 shares issued and outstanding at March 31, 2002 (2001 - 43,879,334)	15,006,743	15,005,483
Contributed surplus (Note 7 (c) and (d))	933,738	516,038
Share purchase warrants (Note 7 (d))	-	417,700
Accumulated deficit	(12,953,340)	(13,543,978)
TOTAL SHAREHOLDERS' EQUITY	2,987,141	2,395,243
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$7,299,308	$4,649,803

APPROVED BY THE DIRECTORS:

By: /s/ Abe Carmel Chairman of the Board	By: /s/ Josh Emanuel Director and CEO

See accompanying notes to the consolidated financial statements.

DATAWAVE SYSTEMS INC. Consolidated Statements of Operations and Accumulated Deficit (Expressed in United States Dollars)

	For the years ended March 31,
	2002	2001	2000
		(as restated - Note 3)	(as restated - Note 3)

REVENUES
Sales	$6,388,259	$1,138,291	$2,753,647
Net agency sales (Note 8)	6,902,742	5,680,677	4,204,802
	13,291,001	6,818,968	6,958,449

OPERATING COSTS AND EXPENSES
Cost of revenues	8,298,831	3,958,793	4,087,230
Shortfall charge (recovery) (Note 11)	-	-	(822,455)
General and administrative	1,921,871	1,640,387	1,570,645
Selling and marketing	1,050,438	352,192	508,982
Research and development	1,007,170	1,000,679	351,940
Depreciation and amortization	455,674	561,493	718,791
(Loss) gain on foreign exchange	(2,178)	61,960	65,084
	12,731,806	7,575,504	6,480,217
OPERATING INCOME (LOSS)	559,195	(756,536)	478,232
INTEREST INCOME	46,443	136,621	-
INTEREST EXPENSE	-	-	(54,618)
GAIN ON SETTLEMENTS WITH CREDITORS	-	-	2,566,450
NET INCOME (LOSS) FROM OPERATIONS, BEFORE INCOME TAXES	605,638	(619,915)	2,990,064
INCOME TAXES (Note 10)	15,000	13,380	133,934
NET INCOME (LOSS) FOR THE YEAR	590,638	(633,295)	2,856,130
ACCUMULATED DEFICIT, BEGINNING OF YEAR	(13,543,978)	(12,910,683)	(15,766,813)
ACCUMULATED DEFICIT, END OF YEAR	$(12,953,340)	$(13,543,978)	$(12,910,683)

INCOME (LOSS) PER COMMON SHARE	$0.013	$(0.014)	$0.083

DILUTED NET INCOME (LOSS) PER COMMON SHARE	$0.013	$(0.014)	$0.060

See accompanying notes to the consolidated financial statements.

DATAWAVE SYSTEMS INC. Consolidated Statements of Cash Flows (Expressed in United States Dollars)

	For the years ended March 31,
	2002	2001	2000
		(as restated - Note 3)	(as restated - Note 3)
OPERATING ACTIVITIES
Net income (loss) for the year	$590,638	$(633,295)	$2,856,130
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	455,674	561,493	718,791
Non-cash portion of interest expense	-	-	54,618
Gain on settlements with creditors	-	-	(2,566,450)
Net change in non-cash working capital items:
Inventories	(62,235)	26,434	(75,493)
Accounts receivable	366,622	466,367	(559,417)
Future income taxes	-	(79,000)	-
Prepaid expenses and deposits	(260,547)	(71,920)	(63,420)
Accounts payable and other accrued liabilities	(644,933)	111,513	(1,283,197)
Deferred revenue	(76,869)	-	-
Net cash provided by (used in) operating activities	368,350	381,592	(918,438)

INVESTING ACTIVITIES
Purchase of machinery and equipment	(325,993)	(364,604)	(102,588)
Acquisition of business, net of cash acquired (Note 4)	(593,762)	-	-
Net cash used in investing activities	(919,755)	(364,604)	(102,588)

FINANCING ACTIVITIES
Repayment of long-term debt	-	-	(54,618)
Issue of common shares	1,260	7,160	2,773,498
Net cash provided by financing activities	1,260	7,160	2,718,880
(DECREASE) INCREASE IN CASH	(550,145)	24,148	1,697,854
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,462,033	2,437,885	740,031
CASH AND CASH EQUIVALENTS, END OF YEAR	$1,911,888	$2,462,033	$2,437,885

SUPPLEMENTAL CASH FLOW INFORMATION

Interest income	$46,443	$ -	$ -
Income taxes paid	$ -	$96,461	$33,934

See accompanying notes to the consolidated financial statements.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

1. DESCRIPTION OF BUSINESS

DataWave Systems Inc. designs, develops, produces, owns and manages a proprietary, intelligent, automated direct merchandising network (the "DataWave System"). The Company uses the DataWave System to distribute prepaid calling cards. The DataWave System is comprised of DataWave Telecard Merchandisers ("DTMs"), which are free-standing "smart" machines capable of dispensing multiple prepaid product offerings, and over-the-counter "swipe" units ("OTCs") for point-of-sale prepaid retailing all of which are connected to the Company's proprietary server software and databases through a wireless and/or land line wide area network. In addition the Company sells prepaid calling cards on a wholesale basis to certain retail operators and other customers.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which in certain respects differ significantly from those of the United States. These differences are described in Note 14.

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated.

(b) Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, accounting for doubtful accounts, assessing the recoverability of long-lived assets, amortization, accruals for cost of time in excess of amounts billed by service providers, income and capital taxes and contingencies. Actual results could differ from those estimates.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Revenue and cost recognition

The Company's revenues are primarily generated from the resale of prepaid long distance telephone time, principally from the sale of prepaid calling cards. Sales of prepaid calling cards under third party brands where the Company is not the primary obligor of the related phone service, does not incur significant inventory risk and has no significant continuing obligation with respect to operation of the card subsequent to sale are recognized at the date of sale on a net basis. The resulting net agency revenue earned is calculated as the difference between the gross proceeds received and the cost of the related phone time. Sales of Company or custom branded cards where the Company incurs inventory risk and is an obligor to the retail or wholesale customer is deferred at the date of sale and recognized as the card is used or expires, unless they are "first use cards" where the full obligation to the phone service provider is fixed and determinable at the date of sale. Revenues from the latter cards are recognized at the date of sale as the Company's continued obligations effectively end on that date.

(d) Cash and cash equivalents

Cash and cash equivalents include cash deposited in the Company's vending equipment, cash on hand and highly liquid money market instruments with original terms to maturity of less than 90 days.

(e) Inventories

Inventories include prepaid preactivated calling cards and related cards and promotional supplies, which are valued at the lower of average cost and net realizable value. Component parts and supplies used in the assembly of machines and related work-in-progress are included in machinery and equipment.

(f) Research and development costs

Research costs are charged as an expense in the period in which they are incurred.

Development costs are deferred to the extent that their recovery can be reasonably regarded as assured. Revenue from testing of pre-production prototypes has been applied to reduce deferred development costs. Amortization of deferred development costs commences with commercial production of the related computerized vending machines and is charged as an expense using the straight line method over three years. During each of the years ended March 31, 2002, 2001 and 2000 no development costs met the criteria for deferral.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Machinery and equipment

Machinery and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of machinery and equipment as follows:

Computer equipment and software	30% declining balance
Office equipment	20% declining balance
Other machinery and equipment	30% declining balance
Vending, DTM and OTC equipment	3 years straight-line
Leasehold improvements	4 years straight-line

Parts, supplies and components are depreciated when they are put in use.

The Company periodically reviews long-lived assets, including machinery and equipment, to assess recoverability and records impairment losses when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

(h) Goodwill and other intangible assets

Effective July 1, 2001, the Company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to goodwill and other intangible assets. The new recommendations require that goodwill and intangible assets with indefinite lives no longer be amortized. Instead, these amounts will be subject to a fair value-based annual impairment assessment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. Details of the effect of this new accounting standard on the business acquisition made during the year ended March 31, 2002 are described in Note 6.

(i) Foreign currency translation

The Company's functional currency is the U.S. dollar since it is the currency of the primary economic environment in which the company operates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rate in effect at the time of acquisition or issue. Depreciation and amortization is translated at the same rate as the assets to which it relates. Revenues and expenses are translated at the average exchange rate in effect during the period. Foreign exchange gains and losses are included in the statement of operations in the period in which they occur. The assets, liabilities and results of operations of the Company's subsidiaries which operate in environments which use other than the U.S. dollar are translated into U.S. dollars using the temporal method on the basis that they are integrated with the operations of the Company.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j) Fair value of financial instruments

The Company estimates that the carrying values of its cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value at March 31, 2002 and 2001.

(k) Future Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax basis. In addition, the future benefits of income tax assets including unused tax losses are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. Future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

(l) Stock-based compensation plans

The Company has stock-based compensation plans which are described more fully in Note 7. Stock options issued to senior management or members of the board of directors are not recorded as a compensation expense and any consideration paid by employees or board members upon the exercise of stock options is recorded as an increase to share capital.

(m) Earnings per share

Effective April 1, 2001, the Company has retroactively adopted the treasury stock method for the calculation of diluted earnings per share in accordance with a new accounting standard. The impact of this change in accounting policy on diluted earnings per share was not material for any of the years in the three-year period ended March 31, 2002.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

3. CHANGE IN ACCOUNTING POLICY

In December 2001 the Canadian Institute of Chartered Accountants issued "Emerging Issues Committee Release No. 123 entitled Reporting Revenue Gross as a Principal versus Net as an Agent" ("EIC 123") which is effective for fiscal years commencing on or after January 1, 2002. This release identifies certain relevant facts and circumstances that should be considered in determining whether a Company reports revenue on a gross or net basis. Management has reviewed these indicators and concluded that certain revenues from sales of prepaid phone cards under third party brands where the Company is not the primary obligor of the service and does not incur significant inventory risk may be more appropriately recorded on a net rather than gross basis. The Company has elected to early adopt this new accounting standard on a retroactive basis effective April 1, 2001 with the effect that revenues and cost of revenues were each decreased by $2,002,312, $2,633,359, and $2,876,005, respectively for the years ended March 31, 2002, 2001 and 2000.

This change in accounting policy had no effect on previously reported net income or loss or income (loss) per share for any prior year.

4. BUSINESS ACQUISITION

On July 13, 2001, the Company acquired for cash 100% of the issued and outstanding shares of AT&T PrePaid Card Company, a prepaid card business manufacturing and distributing prepaid long distance telephone cards. The acquisition has been accounted for using the purchase method and, accordingly, the consolidated financial statements include the operating results from the acquisition date. The purchase price was allocated to the assets and liabilities, based on their estimated fair value as of the acquisition date as follows:

Identifiable assets required
Current assets	$1,690,884
Capital assets	55,831
Other intangibles	592,000
Goodwill	1,721,200
Total assets	4,059,915
Liabilities assumed:
Accounts payable and accrued liabilities	1,916,182
Deferred revenue	863,226
Total liabilities	2,779,408
Total purchase price	1,280,507
Less cash acquired	686,745
Net cost of acquisition	$593,762

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

5. MACHINERY AND EQUIPMENT

	2002			2001
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value

Computer equipment and software	$620,009	$301,721	$318,288	$178,768
Office equipment	106,445	44,310	62,135	27,945
Other machinery and equipment	47,981	29,060	18,921	24,920
Parts, supplies, and components	504,604	-	504,604	593,333
Vending machines in assembly	43,732	-	43,732	67,636
Vending equipment	2,617,829	2,601,094	16,735	60,829
Leasehold improvements	43,058	39,418	3,640	14,474
	$3,983,658	$3,015,603	$968,055	$967,905

6. GOODWILL AND OTHER INTANGIBLE ASSETS

As of July 1, 2001, the Company adopted the new CICA Accounting Standard for "Goodwill and Other Intangible Assets." These standards require that all intangible assets acquired through a business combination after June 30, 2001 which are capable of being separately sold, transferred, licensed, rented or exchanged be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives are no longer subject to amortization, but are subject to at least an annual assessment for impairment by applying a fair value based test.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

6. GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

Intangible assets comprise goodwill and customer lists acquired in the purchase of AT&T's Canadian prepaid card operations. The Company has performed an impairment test of its goodwill and determined that no impairment of the recorded goodwill existed. Therefore, no impairment loss was recorded during the year ended March 31, 2002. The customer list is amortized over 6 years, management's best estimate of its useful life, following the pattern in which the expected benefits will be consumed or otherwise used up. Although the Company may add customer names and other information to the list in the future, the expected benefits of the acquired customer list apply only to the customers on that list at the date of acquisition. The customer list is also reviewed for impairment by assessing whether the projected cash flows are sufficient to recover the unamortized costs of these assets on an annual basis. Details of the cost and net book value of goodwill and other intangible assets are as follows:

	2002			2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Goodwill	$1,721,200	$ -	$1,721,200	$ -
Customer lists	592,000	74,000	518,000	-
	$2,313,200	$74,000	$2,239,200	$ -

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

7. COMMON SHARES

(a) Authorized

100,000,000 common shares, no par value

(b) Issues

	Number of Common Shares	Amount

Balance at April 1, 1999	26,917,124	$9,936,946
Issues:
Private placement	7,166,667	2,300,000
Settlement of debt	10,000,000	2,500,000
On exercise of share purchase warrants	360,960	648,790
On exercise of stock options	944,333	128,625
Cancellation of escrow shares	(1,563,750)	(516,038)
Balance at March 31, 2000	43,825,334	14,998,323
Issues:
On exercise of stock options	54,000	7,160
Balance at March 31, 2001	43,879,334	15,005,483
Issues:
On exercise of stock options	10,000	1,260
Balance at March 31, 2002	43,889,334	$15,006,743

During the year ended March 31, 2000, the company issued 7,166,667 units to investors, for cash proceeds of $2,300,000 and 10,000,000 units to Atlantic Communications International, Ltd. ("ACI") in settlement of outstanding loans with Applied Telecommunications Tech Inc. ("ATTI"). Each unit consists of one common share of the Company and one share purchase warrant entitling the holder to acquire an additional share for a period of two years. The warrants were exercisable at prices between CDN$0.51 (US$0.35) and CDN$0.60 (US$0.40) and expired without exercise on April 16, 2001 and November 30, 2001.

(c) Escrow and pooling arrangements

As at March 31, 1999 there were 3,127,500 common shares held in escrow by the Company's registrar and transfer agent.

During the year ended March 31, 2000, 1,563,750 shares previously held in escrow by the Company's registrar and transfer agent were cancelled resulting in a credit to contributed surplus in the amount of $516,038, being the weighted average value of common shares on the date of cancellation. Another 1,563,750 shares previously held in escrow were released resulting in no shares being held in escrow at March 31, 2000, 2001 or 2002.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

7. COMMON SHARES (Continued)

(d) Share purchase warrants

As at March 31, 2002, all share purchase warrants to purchase common shares have expired. As at March 31, 2001, there were outstanding share purchase warrants to purchase an aggregate of 17,166,667 common shares. Each warrant entitled the holder to purchase common shares of the Company at prices between CDN$0.51 (US$0.35) and CDN$0.59 (US$0.40) per share and expired at various dates to November 30, 2001. The stated value of the expired share purchase warrants was reclassified to contributed surplus.

The changes in share purchase warrants were as follows:

	March 31, 2002		Weighted Average Exercise Price	March 31, 2001		Weighted Average Exercise Price	March 31, 2000		Weighted Average Exercise Price

Balance outstanding, beginning of year	17,166,667	CDN	$ 0.52	17,296,976	CDN	$0.53	1,522,603	CDN	$ 0.74
Activity during the year
Warrants granted	-		-	-		-	17,166,667		0.52
Warrants exercised	-		-	-		-	(360,960)		1.39
Warrants cancelled/ expired	(17,166,667)		0.52	(130,309)		1.14	(1,031,334)		0.46
Balance outstanding, end of year	-	CDN	$ -	17,166,667	CDN	$0.52	17,296,976	CDN	$ 0.53

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

7. COMMON SHARES (Continued)

(e) Share purchase options

Stock Option Plan

Under the terms of the Stock Option Plan (the "Plan"), the Board of Directors may grant stock options to employees, officers, directors and independent consultants of the Company and its subsidiaries for their contributions to the Company. This includes options granted prior to the implementation of the Plan which were deemed to be re-granted under the Plan. Options granted under the Plan are not transferable by an optionee, and each option is exercisable only by such optionee. The expiry date will be fixed by the Board of Directors but will be not later than the tenth anniversary of the award date and the exercise price of each option will be not less than 100% of the fair market value on the date of grant, and generally will be determined by reference to the market price for the shares of the Company for the ten trading days immediately preceding the day on which the TSX Venture Exchange receives the required notice that the Board granted the option. In no cases will an optionee be granted an option where the number of shares that may be purchased pursuant to the option exceed, when added to the number of shares available for purchase pursuant to options previously granted to the optionee which remain exercisable, 5% of the Company's issued and outstanding share capital as of the award date of the option being granted. On Plan initiation, approximately 5,370,000 common shares were reserved for issuance under the Plan and at March 31, 2002 approximately 441,000 were available for issuance.

The changes in stock options were as follows:

	Year ended March 31, 2002		Weighted Average Exercise Price	Year ended March 31, 2001		Weighted Average Exercise Price	Year ended March 31, 2000		Weighted Average Exercise Price

Balance outstanding, beginning of period	4,262,407	CDN	$ 0.40	3,103,083	CDN	$ 0.23	3,255,700	CDN	$ 0.42
Activity during the period
Options granted	1,433,500		0.28	1,436,223		0.62	2,623,050		0.32
Options exercised	(10,000)		0.20	(54,000)		0.20	(944,333)		0.20
Options cancelled/ expired	(756,848)		0.63	(222,899)		0.50	(1,831,334)		0.21
Balance outstanding, end of period	4,929,059	CDN	$ 0.32	4,262,407	CDN	$ 0.40	3,103,083	CDN	$ 0.23

During the fiscal year ended March 31, 2000, 3,145,700 previously granted share purchase options were repriced to CDN $0.20 per share and had their maturity date extended to April 4, 2004.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

7. COMMON SHARES (Continued)

(e) Share purchase options (continued)

As at March 31, 2002, the following stock options were outstanding:

Number of Shares	Number of shares based on vested and exercisable options	Exercise Price		Expiry Dates

2,448,833	2,387,333	CDN	$0.20 - 0.25	April 4, 2004 to July 31, 2005
1,459,500	198,335	CDN	0.27 - 0.30	April 4, 2004 to July 31, 2007
460,476	460,476	CDN	0.57	April 4, 2004
200,000	200,000	CDN	0.76	April 4, 2004
360,250	240,176	CDN	0.83	April 4, 2004
4,929,059	3,486,320

8. NET AGENCY SALES

As described in Note 3, during the fiscal year ended March 31, 2002 the Company changed its accounting policy to record sales of certain third party branded cards on a net basis calculated as the difference between the gross proceeds received and the cost of phone service time payable to the telecommunication service provider. Details of these gross proceeds and costs are as follows:

	Year ended March 31,
	2002	2001	2000

Gross proceeds received on agency sales	$8,905,054	$8,314,036	$7,080,807
Less cost of time	(2,002,312)	(2,633,359)	(2,876,005)
Net agency sales	$6,902,742	$5,680,677	$4,204,802

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

9. SEGMENTED GEOGRAPHIC INFORMATION

(a) Segmented information

The Company manufactures and operates prepaid calling card merchandising machines and re-sells long distance telephone time through prepaid and other calling cards distributed through its machines, at retail locations and on a wholesale basis to third parties. The Company considers its business to consist of one reportable operating segment, therefore these consolidated financial statements have not been segmented.

(b) Geographic information

The Company has long-lived assets and has earned revenue from sales to customers in the following geographic locations:

	Year ended March 31,
	2002		2001
	Revenue	Long-Lived Assets	Revenue	Long-Lived Assets

United States	$7,968,047	$58,572	$6,818,968	$160,706
Canada	5,322,954	909,483	-	807,199

Long-lived assets consist of machinery and equipment. During the year ended March 31, 2000, revenue of $6,958,449 was earned from sales to customers in the United States.

10. INCOME TAXES

The components of income tax expense are as follows:

	Year ended March 31,
	2002	2001	2000

Current	$15,000	$92,380	$133,934
Future	-	(79,000)	-
	$15,000	$13,380	$133,934

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

10. INCOME TAXES (Continued)

The difference in income tax expense (recovery) due to differences between the Canadian statutory federal income tax rate and the Company's effective income tax rate applied to (loss) income before income taxes was as follows:

	Year ended March 31,
	2002	2001	2000

Combined basic Canadian federal and provincial tax rates	44.6%	45.4%	45.4%

Income taxes (recovery) based on above	$270,115	$(281,441)	$1,357,489
Tax benefit not recognized on current year losses	13,407	969,502	113,266
Benefit on application of loss carry-forwards and other tax assets not previously recognized	(227,714)	(567,775)	(1,124,087)
Lower rate on loss (income) of U.S. affiliates	(3,854)	(40,083)	(247,529)
Other	(36,954)	(66,823)	34,795
Income tax provision	$15,000	$13,380	$133,934

The approximate effects of each type of temporary difference that gives rise to the future tax assets are as follows:

	Year ended March 31,
	2002	2001	2000

Future income tax assets:
Operating losses carried forward	$2,793,755	$3,039,260	$2,420,070
Capital losses carried forward	130,905	129,461	194,192
Capital assets	417,381	716,794	555,752
Intangible assets	670,250	-	-
Other	15,845	30,044	(40,373)
Total future income tax assets	4,028,136	3,915,559	3,129,641
Valuation allowance for future income taxes	(3,949,136)	(3,836,559)	(3,129,641)
Net future income tax assets	$79,000	$79,000	$ -

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

10. INCOME TAXES (Continued)

Due to the uncertainty surrounding the realization of certain future income tax assets, the Company has provided a valuation allowance against future income tax assets. As at March 31, 2002, the Company and its subsidiaries have accumulated net operating losses and capital losses which they can apply against future earnings. The portion of the net operating losses and capital losses carried forward for tax purposes which has not been recognized in the financial statements amounts to approximately $6.2 million and $70,000, respectively. The net operating loss carryforwards commence to expire in 2002 and the capital loss carryforwards are available indefinitely.

11. TELECOMMUNICATIONS SERVICE AGREEMENTS

On January 30, 1998, the Company entered into certain non-exclusive telecommunications service agreements with AT&T Corp. (the "AT&T Agreements") which provide for, among other things, the purchase of long-distance telephone service from AT&T, the right to resell the service under AT&T's brand name and the joint marketing and promotion of branded AT&T prepaid cards and the DataWave System in the United States. Under the AT&T Agreements, the Company was obligated to purchase $5.25 million of long distance time each year over the two-year term of the agreement. If the Company did not purchase the minimum it incurred a shortfall charge consisting of cost of time not purchased. During the year ended March 31, 1999 the Company recorded a shortfall charge of $822,455.

On March 6, 2000, the Company entered into new agreements with AT&T Corp. (the "Revised AT&T Agreements") which supercedes the original AT&T Agreements. Under the Revised AT&T Agreements, the minimum purchase requirement is reduced to $3.5 million of long distance time each year over the two-year term of the agreement. In addition to the decrease in the minimum purchase requirement, the shortfall charge relating to prior periods was waived by AT&T Corp. As a result, the shortfall charge recorded in the year ended March 31, 1999 has been recorded as a recovery in the year ended March 31, 2000.

On March 6, 2001, the Company entered into new agreements with AT&T Corp. (the "Amended AT&T Agreements") which supercedes the Revised AT&T Agreements. Under the Amended AT&T Agreements, there no longer is a penalty for failure to meet minimum purchase commitment.

Termination or non-renewal of the Amended AT&T Agreements with AT&T or failure to meet the minimum annual purchase commitments could have a material adverse effect on the Company's business, financial condition and results of operations.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

12. COMMITMENTS AND CONTINGENCIES

(a) The Company has the following future minimum payments with respect to operating leases for office space, computer and office equipment:

2003	$225,850
2004	84,150
2005	225
$310,225

(b) On March 27, 2000 a third party filed a writ of summons in the Supreme Court of British Columbia claiming that the Company is obligated to pay an introduction fee in the amount of $1,200,000 in connection with services performed by the third party. The Company settled this matter in July 2001 for $55,000 and recorded this amount in general and administrative expenses.

13. FINANCIAL RISKS

(a) Credit risk

Accounts receivable includes $106,924 (2001 - $130,525) that is due from contractors who collect cash from and service the Company's DTM and other vending machines. Certain of these contractors are not bonded resulting in credit risk to the Company.

(b) Foreign exchange risk

The Company is exposed to foreign exchange risks due to its sales denominated in Canadian dollars (Note 9 (b)). These risks are partially offset by its purchases in Canadian dollars.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which, in these consolidated financial statements, differ in certain material respects with those in the United States (U.S. GAAP). The following is a reconciliation:

Consolidated Balance Sheets

	Year ended March 31,
	2002	2001

Total assets, Canadian GAAP	$7,299,308	$4,649,803
Effect of foreign currency translation adjustment
Goodwill and other intangible assets	(23,010)	-
Total assets, U.S. GAAP	$7,276,298	$4,649,803
Total liabilities, Canadian and U.S. GAAP	$4,312,167	$2,254,560

Shareholders' equity, Canadian GAAP	$2,987,141	$2,395,243
Effect of compensation cost recognized on release of shares from escrow (a)
Common shares and continued surplus	563,801	563,801
Accumulated deficit	(563,801)	(563,801)
Effect of compensation cost recognized on employee stock options repriced (b) (ii)
Additional paid in capital	(18,062)	18,062
Accumulated deficit	18,062	(18,062)
Effect of valuation of warrants issued in debt settlement (c)
Warrants issued	1,184,554	1,184,554
Accumulated deficit	(1,184,554)	(1,184,554)
Effect of compensation cost recognized on stock options granted to consultants (b) (iii)
Additional paid in capital	43,399	42,273
Accumulated deficit	(43,399)	(42,273)
Effect of foreign currency translation adjustment
Other comprehensive income (loss) (f)	(23,010)	-
Total shareholders' equity, U.S. GAAP	$2,964,131	$2,395,243

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statements of Operations

	Years ended March 31,
	2002	2001	2000

Net income (loss) for the year, Canadian GAAP	$ 590,638	$ (633,295)	$ 2,856,130
Compensation cost recognized on release of shares from escrow (a)	-	-	(563,801)
Additional stock-based compensation costs:
Employee (b) (ii)	18,062	(18,062)
Consultants (b) (iii)	(1,126)	(42,273)	-
Fair value of warrants issued in connection with shares for debt settlement (c)	-	-	(1,184,554)
Net income (loss) for the year, U.S. GAAP	607,574	(693,630)	1,107,775
Foreign currency translation adjustment (f)	(23,010)	-	-
Comprehensive income (loss), U.S. GAAP	$584,564	$(693,630)	$1,107,775

Continuity of accumulated other comprehensive income (loss):
Balance, beginning of year	$ -	$ -	$ -
Change in foreign currency translation adjustment (f)	23,010	-	-
	$23,010	$ -	$ -

Basic (loss) income per share, U.S. GAAP (a)	$0.014	$(0.016)	$0.035
Diluted income (loss) per share, U.S. GAAP (a)	$0.013	$(0.016)	$0.033
Weighted average common shares outstanding (a)	43,879,417	43,840,631	31,639,381

Consolidated Statements of Cash Flows

There are no material differences between Canadian and U.S. GAAP which affect the statements of cash flows.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a) Net earnings (loss) per share and compensation costs related to escrow share arrangements

Under Canadian GAAP in 2000, shares issued with escrow restrictions are recorded at their issue price and are not revalued upon release from escrow. Under U.S. GAAP, escrow shares which are released upon the Company meeting certain performance criteria are considered to be contingently issuable. These escrow shares are excluded from the weighted average shares calculation until such date that the shares are released from escrow. In accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, for recording the value of contingently issuable shares, under U.S. GAAP the Company would record compensation expense for the 1,563,750 shares released from escrow during the year ended March 31, 2000 based on the fair value of the shares on the date of their release.

(b) Stock-based compensation

(i) Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, issued in October 1995, requires the use of a fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the period. However, SFAS No. 123 allows the Company to continue to measure compensation cost in accordance with APB No. 25, which specifies the use of the intrinsic value method. Since stock options are granted at the quoted market value of the Company's common shares at the date of the grant, there is no compensation cost to be recognized by the Company under U.S. GAAP.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b) Stock-based compensation (continued)

(ii) In March 2000, the FASB issued FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation (an interpretation of the Accounting Principles Board Opinion No. 25) (the "Interpretation"). Among other issues, this Interpretation clarifies (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination.

This Interpretation became effective July 1, 2000, but certain conclusions in the Interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000, but before the effective date of July 1, 2000. The effects of applying this Interpretation are recognized on a prospective basis from July 1, 2000. The Company has evaluated the effects of this new statement and determined that 3,145,700 previously granted employee stock options, which were repriced and had the maturity date extended during the year ended March 31, 2000, commenced being recorded as variable stock options on a prospective basis effective July 1, 2000. Under this accounting method, increases in the trading price of the Company's common stock over the exercise price of the related share purchase option are recorded as employee compensation expense, and decreases as recoveries. This resulted in additional employee compensation expense (benefit) of ($18,062) for the year ended March 31, 2002 and $18,062 for the year ended March 31, 2001.

(iii) In addition, 20,000 stock options granted to consultants resulted in compensation expense of $1,126 for the year ended March 31, 2002. The fair value of this compensation expense was determined using the Black-Scholes option pricing model assuming a risk free rate of interest of 5.5%, an expected volatility of 69% and an expected life of the option of between one and four years. In 2001, 280,000 options were granted to consultants, resulting in compensation expense of $42,237.

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND THE UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c) Warrants issued in connection with debt settlement

Under U.S. GAAP, the common share purchase warrants included as part of the 10,000,000 units in the capital of the Company which were issued to ACI as part of the debt settlement agreement described in Note 7 would be recognized at their fair value on issue date based on an option pricing methodology. Under Canadian GAAP these warrants were valued based on the aggregate value of the debt extinguished less the fair value of the common shares issued as part of the debt settlement. The fair value of the warrants for U.S. GAAP purposes was determined using a Black-Scholes valuation method with a volatility of 157% and a discount rate of 6.08%, resulting in a net adjustment of $1,184,554.

(d) Future income taxes

Under U.S. GAAP, SFAS No. 109, Accounting for Income Taxes, tax rates applied in the calculation of future income taxes are those rates that are passed into law. Under Canadian GAAP, substantially enacted rates are used. The Company has determined that the adoption of SFAS No.109 did not have a material effect on its consolidated financial statements.

(e) Foreign currency translation

Under Canadian GAAP the Company translates its Canadian subsidiaries into U.S. dollars using the temporal method on the basis that these subsidiaries are integrated with the U.S. operations. Translation gains and losses are included in operations for the year. Under U.S. GAAP foreign subsidiaries which operate in an economic environment where the principal currency is other than the U.S. dollar are translated into U.S. dollars using the current rate method. Gains and losses on translation are deferred as other comprehensive income in shareholders' equity until realized.

(f) Comprehensive income

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which was effective for fiscal years beginning after December 15, 1997. Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners). The Company's comprehensive income differs from net income applicable to common shareholders by the amount of the foreign currency translation adjustment charged to shareholders' equity for the period which, during the year ended March 31, 2002, amounted to an additional loss of ($23,010) (2001 and 2000 - $Nil).

DATAWAVE SYSTEMS INC.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2002, 2001 and 2000
(Expressed in United States Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND THE UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (Continued)

(g) Recent pronouncements

(i) In July 2001, the FASB issued SFAS Nos. 141 and 142 ("SFAS 141" and "SFAS 142"), Business Combinations and Goodwill and Other Intangible Assets, which is substantially the same as the new Canadian accounting standard described in Note 6. SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 30, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company adopted SFAS 141 and 142 on a prospective basis as of July 1, 2001 with the effect as described in Note 6.

(ii) In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting The Results of Operations - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company will adopt SFAS 144 as of January 1, 2002. The Company has determined that the application of SFAS 144 will not have a material affect on its consolidated financial position or results of operations.

QUARTERLY AND YEAR END REPORT

FORM 51-901F

Schedules B & C

ISSUER DETAILS
NAME OF ISSUER	FOR QUARTER ENDED		DATE OF REPORT YY/MM//DD
DataWave Systems Inc.	March 31, 2002		02/06/14
ISSUER ADDRESS
101 West 5th Avenue
CITY / PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUE TELEPHONE NO.
Vancouver, BC	V5Y 4A5	604.874.1503	604.874.1302
CONTACT NAME	CONTACT POSITION		CONTACT TELEPHONE NO.
Marc Belsky	CFO		604.709.5102
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
mbelsky@datawave.ca	www.datawave.ca

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM//DD
By: /s/ Josh Emanuel	Josh Emanuel	02/06/14
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM//DD
By: /s/ Marc Belsky	Marc Belsky	02/06/14

1(a) Schedule of Consolidated Cost of Revenues

For The Year ended March 31, 2002
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

March 31 2002
Cost of time	$4,127,857
Cost of accessories, parts, and supplies	528,572
Production costs	236,249
Service & related costs	808,949
Commissions, discounts, and site rentals	2,519,051
Freight costs	72,738
Miscellaneous costs	5,415
$8,298,831

1(b) Schedule of Consolidated General and Administrative Expenses

For The Year ended March 31, 2002
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

March 31 2002

Accounting & audit	$128,387
Automotive	18,445
Bank charges and interest	174,704
Consulting fees	29,671
Courier & postage	59,789
Director fees	90,000
Dues & subscriptions	15,283
Insurance	70,787
Investor relations, filing fees	44,542
Lease on office equipment	30,644
Legal	145,966
Office & miscellaneous	(17,450)
Property taxes	13,971
Rent	139,037
Repairs & maintenance	26,560
Salaries & wages	1,080,886
Stationery & printing	4,053
Telephone	87,863
Travel & entertainment	103,871
Taxes & Licenses	50,589
Utilities	7,786
Reserve Adjustment	(383,513)
$1,921,871

1(c) Schedule of Consolidated Selling and Marketing Expenses

For The Year ended March 31, 2002
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

March 31 2002

Advertising & promotion	111,044
Automotive	10,521
Commissions	3,839
Office & miscellaneous	30,676
Printing, brochures & displays	59,237
Rent	45,353
Salaries & benefits	698,908
Telephone	23,724
Travel, meals & entertainment	67,136
$1,050,438

2 Related Party Transactions:

During June 2001, the Company arranged a private placement with Cash Card Communications Corp. Ltd. ("Cash Card"), a Bermuda company and the largest shareholder of DataWave. Cash Card agreed to loan $1,200,000 to DataWave secured by a promissory note for the full amount of the loan with interest accruing at a rate of 7.8% per annum compounded semi-annually and not in advance and payable monthly in arrears. The loan was to be paid to DataWave in two installments. The first installment of $800,000 was received on June 30, 2001. The second installment of $400,000 was due on or before September 15, 2001 but was not advanced. By mutual agreement the loan was repaid in full in September 2001.

During the year the Company paid $115,000 for legal fees to a law firm in which a director of the Company is a partner. This partner became a director of the Company in February 2002.

3(a) Security Issues:

	Number	Amount
Balance -- March 31, 2001	43,879,334	$15,005,483
Issues:
Exercise of Options	10,000	1,260
Balance - March 31, 2002	43,889,334	$15,006,743

3(b) Options granted during the quarter:

Date Granted	Number	Name of Optionee	Price	Expiry Date
March 4, 2002	100,000	Larry Bouts	Cdn$0.29	July 31, 2007
March 5, 2002	100,000	Bernard Pinsky	Cdn$0.29	July 31, 2007
March 5, 2002	50,000	Thomas Sikorski	Cdn$0.29	July 31, 2007
March 5, 2002	150,000	Employees	Cdn$0.29	July 31, 2007
Total	400,000

4(a) Share capital:

Authorized: -- 100,000,000 common share without par value.

4(b) Share capital

Issued: -- 43,889,334

4(c) Options and warrants outstanding at the end of the quarter:

Number of Shares	Number of shares based on vested and exercisable options	Exercise Price		Expiry Dates

2,090,333	2,090,333	CDN	$0.20	April 4, 2004
24,000	24,000	CDN	$0.22	April 4, 2004
184,500	123,000	CDN	$0.23	April 4, 2004
150,000	150,000	CDN	$0.25	July 31, 2005
329,500	-	CDN	$0.27	April 4, 2004
200,000	-	CDN	$0.28	April 4, 2004
255,000	-	CDN	$0.28	July 18, 2005
380,000	-	CDN	$0.29	July 31, 2007
295,000	198,335	CDN	$0.30	April 4, 2004
460,476	460,476	CDN	$0.57	April 4, 2004
200,000	200,000	CDN	$0.76	April 4, 2004
360,250	240,176	CDN	$0.83	April 4, 2004
4,929,059	3,486,320

Note: During the quarter ended June 30, 2001 383,500 options were granted at Cdn. $0.27 and 175,000 options at prices ranging from Cdn. $0.30 to Cdn. $1.93 were cancelled. During the quarter ended September 30, 2001 500,000 options were issued at Cdn $0.28 and 150,000 options were issued at Cdn $0.25. 50,426 options at prices ranging from Cdn $0.20 to Cdn $0.83 were cancelled. During the quarter ended December 31, 2001 no options were granted and 413,637 options at prices ranging from Cdn $0.20 to Cdn $0.83 were cancelled. During the quarter ended March 31, 2002 400,000 options were issued at Cdn $0.29, 10,000 options were exercised at Cdn $0.20, and 117,785 options at prices ranging from Cdn $0.20 to Cdn $0.83 were cancelled.

Security	Number	Exercise price	Expiry date
Warrants	-

Note: Three million warrants outstanding expired during the quarter ended December 31, 2001. 14,166,667 warrants expired during the quarter ended June 30, 2001. There are no longer any warrants outstanding.

4(d). Shares in escrow and/or subject to pooling:

Not applicable.

5(a). Directors:

Marc Belsky
Larry Bouts
Abe Carmel
Josh Emanuel
Bernard Pinsky
Tom Sikorski

5(b). Officers:

Marc Belsky
Ron Bozek

Josh Emanuel
John Gunn

David Knox

David Linton

John Pickard

Bill Turner

SCHEDULE C: MANAGEMENT DISCUSSION

(Note - all figures in the Management Discussion are in United States Dollars unless otherwise indicated)

Revenues

Revenues were $13,291,001 for the fiscal year ended March 31, 2002 compared with $6,818,968 for the fiscal year ended March 31, 2001. DataWave considerably expanded its involvement in the Canadian prepaid long distance telephone market in July 2001 by acquiring AT&T's Canadian Prepaid Card Company. This business, which generates all its revenues from the sale of prepaid long distance phone cards to retailers, provided $5,322,954 of revenues since July 13, 2001, the date of acquisition. The Company experienced net agency revenue (gross proceeds less cost of time) growth of 25%, to $5.6 million, in the United States from the sale of prepaid calling cards through its network of intelligent vending machines. A significant reason for this growth was renegotiating lower rates on the cost of time with AT&T. The Company also exceeded its purchase commitments during the current fiscal year and received a rebate from AT&T. Recharge revenues more than doubled to $600,000, as did Point of Sale ("POSA") revenues that increased to $200,000.

In December 2001 the Canadian Institute of Chartered Accountants issued "Emerging Issues Committee Release No. 123 entitled Reporting Revenue Gross as a Principal versus Net as an Agent" ("EIC 123") which is effective for fiscal years commencing on or after January 1, 2002. This release identifies certain relevant facts and circumstances that should be considered in determining whether a Company reports revenue on a gross or net basis. Management has reviewed these indicators and concluded that certain revenues from sales of prepaid phone cards under third party brands where the Company is not the primary obligor of the service and does not incur significant inventory risk may be more appropriately recorded on a net rather than gross basis. The Company has elected to early adopt this new accounting standard on a retroactive basis effective April 1, 2001 with the effect that revenues and cost of revenues were each decreased by $2,002,312, $2,633,359, and $2,876,005, respectively for the years ended March 31, 2002, 2001 and 2000.

This early adoption of a new accounting standard had no effect on previously reported net income or loss or income (loss) per share for any prior year.

Cost of Revenues

Cost of revenues were $8,298,831 or 62.4% of revenues, for the fiscal year ended March 31, 2002, compared to $3,958,793 or 58.1% of revenues, during the fiscal year ended March 31, 2001. The Company's cost of revenues consists primarily of payments to carriers who provide long distance telephone time, commissions to landlords and site agents for DTM and OTC placements and includes various service related and supply costs to maintain the DataWave System.

The overall cost of revenue was 74.3% in Canada, with cost of time being 65.9%. The overall cost of revenue was 54.5% in the U.S. The U.S. business has a significant commission component of cost of revenues. Commissions and site rentals increased in the U.S. to 30.3% from 28.8% of revenue for the current fiscal year. This is a result of redeploying DTM's into higher volume locations and changes in the overall product mix. Production and service related costs were lower as a percent of sales.

General and Administrative Expenses

General and administrative expenses ("G&A") were $1,921,871 or 14.5% of revenues during the fiscal year ended March 31, 2002, compared to $1,640,387 or 24.1% of revenues during the same period last year.

The decrease as a percent of revenues was primarily due to the higher revenue base to absorb these expenses.

The Company reversed a $384,000 reserve, in March 2002, that had been established in a prior year related to the December 1998 termination of a joint venture operation.

During the quarter ended December 31, 2001 the Company incurred approximately $54,000 of "G&A" expenses related to a cancelled business transaction with Imprimis, Inc.

On March 27, 2000 a third party filed a writ of summons in the Supreme Court of British Columbia claiming that the Company is obligated to pay an introduction fee in the amount of $1,200,000 in connection with services performed by the third party. The Company settled this matter in July 2001 for $55,000 and recorded the settlement in "G&A" expense. This matter was referred to in Note 11(b) "Commitment and Contingencies" of the Company's audited consolidated financial statements for the year ended March 31, 2001.

Selling and Marketing Expenses

Selling and marketing expenses were $1,050,438 or 7.9% of revenues during the fiscal year ended March 31, 2002, as compared to $603,513 or 8.9% (adjusted for a $251,321 co-op marketing rebate received in fiscal 2001) of revenues during the fiscal year ended March 31, 2001. The increase as a percent of revenue is attributable primarily to increased advertising and promotion expenses of $111,040 for the fiscal year ended March 31, 2002 as compared to $20,477 for the same period last year.

Research and Development Expenses

Research and development expenses increased $6,491 or 0.6% to $1,007,170 (7.6% of revenues) during the fiscal year ended March 31, 2002, from $1,000,679 (14.7% of revenues) during the fiscal year ended March 31, 2001.

As the DataWave calling card solutions reach maturity in their life cycle, these systems and utilities are being reengineered to consolidate platforms, standardize database messaging and structures, and afford maximum network availability. Resources have been focused on programs to develop new networks, platforms and relationships for supporting stored value card based transaction programs and point of sale activated card programs.

The Company expenses development costs as they are incurred.

Depreciation and Amortization

Depreciation and amortization expenses decreased $105,819 to $455,674 or 3.4% of revenues during the fiscal year ended March 31, 2002, from $561,493, or 8.2% of revenues for the fiscal year ended March 31, 2001.

Depreciation of machinery and equipment was $381,674 during the fiscal year ended March 31, 2002 compared to $561,493 for the same period last year.

Amortization of intangible assets was $74,000 for the fiscal year ended March 31, 2002. Intangible assets comprise goodwill and customer lists acquired in the purchase of AT&T's Canadian prepaid card operations. The customer list is being amortized on a straight-line basis over six years. The Company will periodically evaluate the recoverability of the carrying value of the intangible asset (goodwill and customer list) by assessing whether the projected cash flows are sufficient to recover the unamortized costs of these assets. The net book value of intangible assets was $2,239,200 at March 31, 2002.

Liquidity and Capital Resources

The Company has financed its operations, including development, from cash flow generated from operations during fiscal 2002 and 2001. In prior years, the Company has financed its operations principally through the private placement of equity securities and asset based financing.

Cash and cash equivalents at March 31, 2002 were $1,911,888 compared with $2,462,033 at March 31, 2001.

DataWave's operating activities provided cash of $368,350 during the fiscal year ended March 31, 2002 compared with $381,592 during the fiscal year ended March 31, 2001. DataWave paid $1.3 million in cash to acquire AT&T's Canadian Prepaid Card Company in July 2001 and acquired $686,745 of cash as part of the transaction. Net cash used for other investing activities was $325,993 and $364,604 for the fiscal year ended March 31, 2002 and 2001, respectively. Cash used for other investing activities was attributable to capital expenditures for machinery and equipment.

The Company believes that it currently has sufficient cash resources and working capital to meet its ongoing obligations as they become due. Depending on the overall structure of potential future product initiatives, strategic alliances and acquisitions, the Company may have additional capital requirements related to funding these potential future product initiatives, strategic alliances and acquisitions of products or other businesses.

The Company's working capital and capital requirements will depend upon numerous factors, including the level of resources that the Company devotes to the continued development of the DataWave System and the development of new products and new technology, and the overall structure of potential future strategic alliances and acquisitions of products or other businesses. Furthermore, a continued decline in the travel-related industry, which the Company's US revenues are dependant upon, and general softness in the US and Canadian economies would continue to pressure the Company's cash levels.

The Company may require additional capital in the future to fund future product initiatives, strategic alliances and acquisitions of products or other businesses. Accordingly, the Company may seek funding from a combination of sources, including equity and debt financing. No assurances can be given that additional funding will be available or, if available at terms acceptable to the Company. If adequate capital is not available, the Company's business can be materially and adversely affected.

Risk and uncertainties

Refer to the Risk Factors section of the Company's Form 20-F for the fiscal year ended March 31, 2002 filed in Canada and the United States.

________________________________________

NOTICE OF ANNUAL GENERAL MEETING
_________________________________________

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of DataWave Systems Inc. (the "Company") will be held on Monday, July 29, 2002 at 800 - 885 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Vancouver, B.C.) for the following purposes:

1. To receive the Directors' Report;

2. To receive the consolidated financial statements of the Company for its fiscal year ended March 31, 2002 and the report of the auditors thereon;

3. To appoint Deloitte & Touche LLP, Chartered Accountants, as the Company's auditor for the ensuing fiscal year;

4. To elect directors to hold office until the next annual general meeting of the Company;

5. To consider and, if thought fit, to approve an ordinary resolution amending the Company's 2000 Stock Option Plan (the "Plan" ) by increasing the number of shares available under the Plan from 4,715,761 common shares to 8,777,866 common shares.

6. To transact such other business as may properly be brought before the Meeting.

The accompanying management Proxy Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Shareholders who are unable to attend the Meeting are requested to complete sign, date and return the enclosed Form of Proxy. A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournments thereof. Please advise the Company of any change in your mailing address.

Only holders of common shares of record at the close of business on June 14, 2002 (the "Record Date") will be entitled to vote at the Meeting except to the extent that a person has transferred any of his common shares of the Company after the Record Date and the transferee of such shares establishes proper ownership and requests not later than ten days before the Meeting that his name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

DATED at Vancouver, British Columbia, this 14th day of June, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

By: /s/ Bernard Pinsky
Bernard Pinsky
Secretary and Director

INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING

of

DATAWAVE SYSTEMS INC.

to be held on

MONDAY, JULY 29, 2002

INFORMATION CIRCULAR

DATAWAVE SYSTEMS INC.
101 - West 5th Avenue
Vancouver, British Columbia
Canada V5Y 1H9
www.datawave.ca

(all information as at June 14, 2002 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of DataWave Systems Inc. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on Monday, July 29, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A Proxy will not be valid unless the completed, dated and signed form of proxy is delivered to Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 800 -- 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 43,889,334 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. The Company has no other classes of voting securities.

Any shareholder of record at the close of business on June 14, 2002 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons or corporations beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:
Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Cash Card Communications Corp., Ltd.(1)	17,949,000	40.9%

(1) Mr. Abe Carmel, the Chairman and a director of the Company is also the Chief Executive Officer of Cash Card Communications Corp., Ltd.

EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds Cdn $100,000 (US $65,000) per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

(the "Named Executive Officers") is set out in the summary compensation table below:

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Position of Principal	Fiscal Year Ending	Salary (US $)	Bonus	Other Annual Compen-sation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen- sation
Josh Emanuel President and CEO	2002 2001 2000	$200,000 $173,333 $115,000	Nil Nil Nil	Nil Nil Nil	Nil 184,500 710,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
David Knox Vice President, Chief Technology Officer	2002 2001 2000	$150,000 $147,115 Nil	Nil Nil Nil	Nil Nil Nil	Nil 400,000 Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Marc Belsky Vice President, CFO	2002 2001 2000	$112,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	200,000 Nil Nil	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
John Gunn General Manager	2002 2001 2000	$77,261 $75,355 $64,567	Nil Nil Nil	Nil Nil Nil	Nil 23,769 150,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil
Bill Turner Vice President, Business Development	2002 2001 2000	$65,131 $62,092 $52,284	Nil Nil Nil	Nil Nil Nil	Nil 19,016 115,000	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following stock options were granted to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
Name (a)	Securities Under Options/SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Marc Belsky Vice President, CFO	200,000	14%	Cdn$0.28	Cdn$0.28	April 4, 2004

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

There were no options exercised by the CEO or any Named Executive Officer during the most recently completed financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officers.

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above.

Abe Carmel receives director's fees of US $7,500 per month plus employee benefits.

No cash compensation was paid to any other director of the Company for the director's services as a director during the fiscal year ended March 31, 2002 other than payment to a professional for time at his standard hourly rate.

The Company had no other standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

During the most recently completed financial year, the Company granted the following stock options to Directors of the Company:

Name of Director	No. of Shares	Exercise Price per Common Share	Date of Grant Expiry Date
Larry Bouts	100,000 50,000	Cdn$0.29 Cdn$0.25	March 4, 2002/July 31, 2007 July 31, 2001/July 31, 2005
Thomas Sikorski	50,000 50,000	Cdn$0.25 Cdn$0.29	July 31, 2001/July 31, 2005 March 5, 2002/July 31, 2007
Bernard Pinsky	100,000	Cdn$0.29	March 5, 2002/July 31, 2007

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the By-laws of the Company or with the provisions of the Yukon Business Corporations Act ("YBCA").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.
Name, Occupation (1), Resident Country	Present Position(s) with the Company (2)	Date(s) Served as a Director	Common Shares Held (3)
Marc L. Belsky Business Executive; Chief Financial Officer of the Company from July 2001 to present. Senior Vice President, Payments Products and Services Division of Michigan National Bank from January 1998 to June 2001. Various positions with Michigan National from 1986 to 1998. United States of America	Chief Financial Officer and Director	Since December 2000	30,000

Name, Occupation (1), Resident Country	Present Position(s) with the Company (2)	Date(s) Served as a Director	Common Shares Held (3)

Larry D. Bouts
Business Executive; Advisor, RHV
Group from April 2002 to present.
Principal and Co-Founder of IndiGo
Ventures, LLC. From 1999 to April
2002. Chairman and CEO of Six Flags
Theme Parks from 1995 to 1998.
President, Toys "R" Us International
Division from 1990 to 1995.
United States of America

	Director	Since July 2001	Nil

Abe Carmel
Business Executive; Chief Executive
Officer of Cash Card Communications
Corp., Ltd. from September 2000 to
present. Chief Executive Officer of
Atlantic Communications International
Inc. from March 1999 to September
2000. Chief Operating Officer of
Chadwell Hall Holdings from October
1998 to March 1999. Chairman of the
Board of Carmel Associates LLC from
March 1994 to present.
United States of America

	Chairman and Director	Since July 1999	Nil
Joshua Emanuel Business Executive; President and Chief Executive Officer of the Company from July 1999 to present. VP of Sales & Marketing of the Company's U.S. subsidiary from January 1997 to July 1999. VP of Sales & Marketing of Freemont Quality Products from April 1994 to January 1997. President of Interurban Communications from January 1995 to January 1997. President of Colorama Photo Inc. from September 1983 to January 1997. United States of America	President, Chief Executive Officer and Director	Since July 1999	550,000
Bernard I. Pinsky Attorney; Partner at Clark, Wilson from 1987 to present and the Chair of its Corporate Finance/Securities and US Law Practice Groups. Canada	Secretary and Director	Since February 2002	Nil

Name, Occupation (1), Resident Country	Present Position(s) with the Company (2)	Date(s) Served as a Director	Common Shares Held (3)

Thomas J. Sikorski
Business Executive; Managing Director
First Federal Reserve Corp from June
2002 to present. Managing Director and
Co-Founder of Winward Capital
Partners from 1994 to June 2002.
Director of Private Equity Investments
for Metropolitan Life Insurance
Company from 1991 to 1994.
United States of America

	Director	Since July 2001	Nil

(1) Unless otherwise stated above, any nominees named above not elected at the last annual general meeting has held the principal occupation or employment indicated for at least five years.

(2) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(3) The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

Current Audit Committee members are Bernard Pinsky, Tom Sikorski and Marc Belsky.

Current Compensation Committee members are Larry Bouts, Abe Carmel and Bernard Pinsky.

The Company does not currently have an Executive Committee.

Pursuant to section 135 of the YBCA, the Notice of Record Date of the Meeting was published in the Whitehorse Star, a Whitehorse, Yukon newspaper, on June 7, 2002.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on May 16, 1996.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan

Shareholder approval as evidenced by a majority of the votes cast at the Meeting by "disinterested shareholders" will be sought to approve an amendment to the 2000 Stock Option Plan (the "Plan") by increasing the amount of stock options available from 4,715,761 common shares to 8,777,866 common shares in the capital stock of the Company. In addition, certain terms of the Plan are amended to comply with the policies of the Toronto Stock Exchange. All other terms and conditions of the Plan shall remain the same. A copy of the Amended and Restated 2000 Stock Option Plan is available for inspection at the Company's records office, #800 - 885 West Georgia Street, Vancouver, BC during normal business hours.

Under TSX Exchange Listings Policies, a disinterested shareholder vote is required if more than 10% of the number of outstanding shares of the Company could be reserved for options to insiders or issued to insiders within a one-year period. A disinterested shareholder vote is also required if more than 5% of the number of outstanding shares could be issued upon exercise of options to any one insider in a one-year period.

"Disinterested shareholders" are shareholders entitled to vote at a meeting of the Company other than:

(a) insiders of the Company to whom shares may be issued pursuant to the stock option plan; and

(b) "associates" of persons referred to in (a).

For the purpose of such resolutions, 580,000 shares held by insiders of the Company and their associates will not be counted in the voting.

A copy of the amended Plan is available for review at the registered offices of the Company, Suite 800 - 885 West Georgia Street, Vancouver, British Columbia during normal business hours up to and including the date of the Meeting.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

ON BEHALF OF THE BOARD

By: /s/ Josh Emanuel
Joshua Emanuel
President

SUPPLEMENTAL MAILING LIST RETURN CARD

(National Policy 41)

NOTICE TO SHAREHOLDERS OF DATAWAVE SYSTEMS INC.

On October 28, 1987, the Canadian Securities Administrators gave approval to National Policy Statement No. 41 - Shareholder Communication (the "Policy") which essentially established a framework for communication between issuers and their registered and non-registered shareholders.

Companies incorporated in British Columbia were formerly required to deliver interim (semi-annual) financial statements only to their registered shareholders. The Policy now exempts companies from having to deliver these statements to their registered shareholders if the companies send 1st, 2nd and 3rd quarter financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Return Card will be required annually in order to receive quarterly financial statements. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.
TO: DataWave Systems Inc. (the "Company")

The undersigned certifies that he/she/it is the owner of securities (other than debt instruments) of the Company, and requests that he/she/it be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

Name (Please print)
Address
City/Province (or State)/Postal Code
Signature of shareholder, or if shareholder is a company, signature of authorized signatory	Dated

Please complete and return this document along with your Proxy in the attached envelope or as indicated below. As the supplemental list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia, Canada V6C 3B9

Tel: (604) 661-9400
Fax: (604) 683-3694

PROXY
Annual General Meeting of members of , to be held at the on Monday, 2, at o'clock in the noon	Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)
			For	Against

The undersigned Member of the Company hereby appoints, , the President and a Director of the Company, or failing this person, Bernard Pinsky, the Secretary and a Director of the Company, or in the place of the foregoing,

__________________________, (Print the Name) as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

	1.	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company	_____	_____
2.

To approve an ordinary resolution amending the Company's 2000 Stock Option Plan (the "Plan") by increasing the number of shares available under the Plan from 4,715,761 common shares to 8,777,866 common shares

			_____	_____
			For	Withhold
	3.	Appointment of Auditors	_____	_____
	4.	To elect MARC l. BELSKY as a Director	_____	_____
	5.	To elect larry d. bouts as a Director	_____	_____
	6.	To elect as a Director	_____	_____
The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.	7.	To elect as a Director	_____	_____
	8.	To elect THOMAS SIKORSKI as a Director	_____	_____
	9.	To elect Bernard I. Pinsky as a Director	_____	_____
The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.
SIGN HERE:
Please Print Name:
Date:

THIS PROXY MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION & INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") may not be valid unless it is signed by the Member or by his attorney duly authorized by him in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by the Member for the proxyholder to date this proxy on the date on which it is received by the .

4. A Member who wishes to attend the Meeting and vote on the resolutions in person, may do so as follows:

(a) If the Member is registered as such on the books of the Company, simply register the Member's attendance with the scrutineers at the Meeting.

(b) If the securities of a Member are held by a financial institution, (i) cross off the management appointees' names and insert the Member's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Member's vote will be counted at that time.

5. A Member who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do either of the following:

(a) To appoint one of the management appointees named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a Member with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

(b) To appoint another person, who need not be a Member of the Company, to vote according to the Member's instructions, cross off the management appointees' names and insert the Member's appointed proxyholder's name in the space provided, and then sign, date and return the Instrument of Proxy. Where no choice is specified by the Member with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the Member's appointed proxyholder.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a registered Member has returned the Instrument of Proxy, the Member may still attend the Meeting and may vote in person should the Member later decide to do so. However, to do so, the Member must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

To be represented at the Meeting, this Instrument of Proxy must be RECEIVED at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" by mail or by fax not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time fixed for the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

The mailing address of Computershare Trust Company of Canada is 4th Floor, 510 Burrard Street, Vancouver, BC V6C 3B9 and its fax number is (604) 683-3694.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAWAVE SYSTEMS, INC.

Date: June 14, 2002

By: /s/ Marc Belsky
Marc Belsky
Chief Financial Officer